Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Numerex Corp.

Form 10-K for Fiscal Year Ended December 31, 2016

File No. 000-22920

Dear Mr. Spirgel:

I am writing on behalf of Numerex Corp. (the “Company”) in response to the Staff’s letter dated June 22, 2017.  To facilitate the Staff’s review, set forth below in bold font is the comment contained in the letter and immediately below the comment is the response of the

Company with respect thereto.

Risk Factors

A portion of our future revenue, in particular the revenue deriving from our sale, page 14

1. Please revise to disclose the percentage of revenues deriving from government sales for each period being presented.

In future filings, we will disclose the percentage of revenues derived from sales to U.S. government agencies to the extent those remain material to the business.

Liquidity and Capital Resources, page 35

2. Please revise to provide more fulsome disclosure regarding your liquidity and capital resources for both the short-term (the next twelve months) and long-term (beyond the next twelve months). We note in particular your negative cash flow for the last three years, as well as your non-compliance earlier this year under the covenants under the Crystal Loan Agreement. We refer you to Item 303(a)(1) and (2) of Regulation S-K.

In future filings, we will provide more detailed disclosure regarding our liquidity and capital resources for both the short-term and long-term.  Subsequent to our filing of the Form 10-K for fiscal year ended December 31, 2016, we have refinanced our debt under the Crystal Loan Agreement.

Please feel free to contact me at 800-665-5686 should the Staff have any further comments or require any additional information.

Sincerely,

/s/ Kenneth Gayron

Kenneth Gayron

Interim Chief Executive Officer and Chief Financial Officer

Cc: Gregory Dundas, Esq.